Kwajo Sarfoh, Esq.

250 West 57th Street

Suite 917

New York, NY 10107

P: (212) 956-2313

F: (212) 956-2319

July 16, 2007

John L. Krug

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20548

Re:

JobsInSite, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed July 9, 2007

File No. 333-137624

Dear Mr. Krug:

In response to our conversation on July 16, 2007, this letter shall serve as the Company’s request to accelerate the effective date of the pending registration statement of JobsInSite, Inc. to the earliest practicable date.  Please forward a copy of the Commission’s Notice of Effectiveness to me by fax transmission when issued.

Further, please be advised that the Company specifically acknowledges as follows:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be further advised that the Company acknowledges that by making this written request for acceleration of the effective date of the registration statement it confirms that it is aware of its respective responsibilities under the Securities Act of 1933

John L. Krug

July 16, 2007

and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Sincerely,

KWAJO M. SARFOH

Cc:

Kofi Kankam—JobsInSite, Inc.